EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIOS

STANADYNE HOLDINGS, INC.

	Successor					Predecessor
	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004
Income (loss) from continuing operations before income taxes and minority interest	$5,249	$10,514	$(2,591)	$3,268	$6,528	$(6,194)
Fixed charges deducted from earnings	29,569	29,261	29,362	28,568	8,899	5,186

Earnings available for payment of fixed charges	$34,818	$39,775	$26,771	$31,836	$15,427	$(1,008)

Fixed charges:
Interest expense, net	$16,735	$17,165	$18,308	$18,379	$7,576	$4,335
Amortization of deferred financing fees	12,490	11,351	10,364	9,490	1,031	434
Portion of rent deemed to be interest	344	745	690	699	292	417

Total fixed charges	$29,569	$29,261	$29,362	$28,568	$8,899	$5,186

Ratio of earnings (deficiency) to fixed charges	1.2	1.4	0.9	1.1	1.7	(0.2)

STANADYNE CORPORATION

	Successor					Predecessor
	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004
Income from continuing operations (loss) before income taxes and minority interest	$15,772	$19,885	$5,837	$10,793	$6,747	$(6,194)
Fixed charges deducted from earnings	19,108	19,935	21,037	21,107	8,681	5,186

Earnings available for payment of fixed charges	$34,880	$39,820	$26,874	$31,900	$15,428	$(1,008)

Fixed charges:
Interest expense, net	$16,740	$17,164	$18,321	$18,379	$7,576	$4,335
Amortization of deferred financing fees	2,024	2,026	2,026	2,029	813	434
Portion of rent deemed to be interest	344	745	690	699	292	417

Total fixed charges	$19,108	$19,935	$21,037	$21,107	$8,681	$5,186

Ratio of earnings (deficiency) to fixed charges	1.8	2.0	1.3	1.5	1.8	(0.2)